# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AVAX One Technology Inc., CIK 0001826397
CUSIP: 05353F108
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 800-525 West 8th Avenue, Vancouver, British Columbia Canada (A1), V5Z1C6
Date of event which requires filing of this statement: 01/28/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002106951

## Reporting persons
- Bastion Trading Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,635,492; sole dispositive power 0; shared dispositive power 4,635,492; aggregate amount beneficially owned 4,635,492 (5% of the class)
- Bastion Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,635,492; sole dispositive power 0; shared dispositive power 4,635,492; aggregate amount beneficially owned 4,635,492 (5% of the class)
- Lucio Holding Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 659,678; sole dispositive power 0; shared dispositive power 659,678; aggregate amount beneficially owned 659,678 (0.7% of the class)
- Wei Zhu: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,295,170; sole dispositive power 0; shared dispositive power 5,295,170; aggregate amount beneficially owned 5,295,170 (5.7% of the class)

## Item 1. Issuer
Name of issuer: AVAX One Technology Inc.
Address of issuer's principal executive offices: 800-525 West 8th Avenue, Vancouver, A1, V5Z1C6.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Bastion Trading Limited ("Bastion Trading")
Bastion Holdings Limited ("Bastion Holdings")
Lucio Holding Limited ("Lucio Holding")
Wei Zhu ("Mr. Zhu")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
Office 4, Ground Floor, Parcel 134
Block 2837E, Road Town
Tortola, British Virgin Islands
Citizenship:
Bastion Trading British Virgin Islands
Bastion Holdings Cayman Islands
Lucio Holding Cayman Islands
Mr. Zhu United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of common shares of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. The Reporting Persons' ownership of the Issuer's securities includes (i) 4,635,492 common shares directly held by Bastion Trading and (ii) 659,678 common shares directly held by Lucio Holding.

Bastion Trading is wholly owned by Bastion Holdings and Mr. Zhu is the director of Bastion Holdings and the indirect control person of Bastion Trading. Each of Bastion Holdings and Mr. Zhu may be deemed to share voting and investment authority over the shares held by Bastion Trading.

Mr. Zhu is the director of Lucio Holding and may be deemed to share voting and investment authority over the shares held by Lucio Holding.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the common shares of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. The percentage set forth in each row 11 is based upon 92,672,203 common shares outstanding as of January 21, 2026, as reported in the Issuer's prospectus supplement dated January 26, 2026 filed with the Securities and Exchange Commission (the "SEC") on January 26, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Bastion Trading Limited: /s/ Wei Zhu, By Wei Zhu, Director (01/29/2026)
- Bastion Holdings Limited: /s/ Wei Zhu, By Wei Zhu, Director (01/29/2026)
- Lucio Holding Limited: /s/ Wei Zhu, By Wei Zhu, Director (01/29/2026)
- Wei Zhu: /s/ Wei Zhu, Wei Zhu (01/29/2026)